Exhibit 12.1

EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Unaudited)
	(in millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$93.4	$99.2	$99.9	$115.9	$101.6
Other fixed charges (a)	14.6	12.1	12.8	11.9	11.0
Total fixed charges as defined	$108.0	$111.3	$112.7	$127.8	$112.6

Earnings:
Income from continuing operations before income tax expense (benefit)	$299.0	$272.7	$176.7	$86.3	$31.5
Total fixed charges as defined	108.0	111.3	112.7	127.8	112.6
Other adjustments (b)	(6.5)	(3.8)	(2.8)	(5.5)	(7.1)
Total earnings as defined	$400.5	$380.2	$286.6	$208.6	$137.0

Ratio of earnings to fixed charges	3.71	3.42	2.54	1.63	1.22

(a)         Includes capitalized interest and estimated interest portion of rents.

(b)         Includes fixed charges not deducted in the determination of income from continuing operations before income tax expense (benefit), the amortization of capitalized interest and earnings in equity of affiliates.